Arteris, Inc.

900 E. Hamilton Ave., Suite 200

Campbell, CA 95008

December 22, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Arteris, Inc.

Registration Statement on Form S-3

Filed December 11, 2025

File No. 333-292078

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-292078) (the “Registration Statement”) of Arteris, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on December 23, 2025, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Freshfields US LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Freshfields US LLP, by calling Phillip Stoup at (415) 400-2199 or Aashim Usgaonkar at (646) 863-1660.

Thank you for your assistance in this matter.

Very truly yours,

Arteris, Inc.

By:	/s/ Nicholas B. Hawkins
Nicholas B. Hawkins
Vice President and Chief Financial Officer

CC:	K. Charles Janac, Arteris, Inc.

Phillip S. Stoup, Freshfields US LLP